Exhibit 99.1

ChinaCache International Holdings Ltd. Announces
Second Quarter 2016 Financial Results

BEIJING – August 18, 2016 – ChinaCache International Holdings Ltd. (“ChinaCache” or the “Company”) (NASDAQ: CCIH), the leading total solutions provider of Internet content and application delivery services in China, today announced its unaudited condensed consolidated financial results for the second quarter ended June 30, 2016.

Second Quarter 2016 Financial Overview

•                       Net revenues were RMB261.5 million (US$39.3 million), compared with RMB353.3 million in the corresponding period in 2015 and RMB267.8 million in the previous quarter.

•                       Gross loss was RMB3.9 million (US$0.6 million), compared with gross profit of RMB96.8 million in the corresponding period in 2015 and gross loss of RMB13.6 million in the previous quarter.

•                       Adjusted EBITDA (non-GAAP) was a loss of RMB55.4 million (US$8.3 million), compared with adjusted EBITDA (non-GAAP) of RMB41.8 million in the corresponding period in 2015 and a loss of RMB56.9 million in the previous quarter.

•                       Net loss attributable to ordinary shareholders was RMB108.8 million (US$16.4 million), compared with a net loss attributable to ordinary shareholders of RMB7.3 million in the corresponding period in 2015 and a net loss attributable to ordinary shareholders of RMB138.5 million in the previous quarter.

“While the growth rate of China’s Content Delivery Network (CDN) industry is higher than that of many other sectors in China’s economy, our performance in the second quarter of 2016 continued to be hampered by slower-than-expected improvements in our High Performance Cloud Caching (HPCC) platform. The HPCC platform was constructed using different technologies from the prior platform and requires significant time and effort to achieve optimal operating efficiency. Nevertheless, we believe that platform optimization will serve as our long-term differentiator in this market,” commented Mr. Song Wang, Chairman and Chief Executive Officer of ChinaCache.

“We are making steady progresses in our Internet Exchange and Data Center business. We have established Internet Exchange centers in Beijing, Shanghai and Guangzhou, and are planning more in other major cities in China. Although Internet Exchange centers are common in other countries, they are a new development in China. As a leader in the domestic Internet Exchange center business, we strive to bring innovation to the Chinese Internet industry, reduce Internet traffic cost for small- and mid-sized ICPs and ISPs, and improve the end user experience. We believe our efforts are complementary to current industry practices and will contribute to a healthier and stronger Internet industry in China.

“We are working diligently to improve our performance and to seize the opportunities offered by the CDN and Data Center businesses in China. We are investing in R&D to regain technological prominence. We are expanding our U.S. presence to better serve our customers and recruit more R&D talent, and we are initiating a corporate restructuring program to better reward and retain key employees, streamline operations and pursue sustainable growth,” concluded Mr. Wang.

Second Quarter 2016 Financial Results

Net revenues for the second quarter 2016 were RMB261.5 million (US$39.3 million), a 2.3% decrease from the previous quarter and a 26.0% decrease from the corresponding period in 2015. The slight decrease quarter-over-quarter in net revenues was primarily attributable to reduced customer traffic and industry competition.

Cost of revenues for the second quarter 2016 decreased by 5.7% quarter-over-quarter and increased by 3.5% year-over-year to RMB265.4 million (US$39.9 million). Gross margin was negative 1.5%, compared with negative 5.1% in the previous quarter and 27.4% in the corresponding period in 2015. Non-GAAP gross margin, which excludes share-based compensation, was negative 0.7%, compared with negative 4.0% in the previous quarter and 27.7% in the corresponding period in 2015. The increase in gross margin in the second quarter of 2016 compared with that of the previous quarter was mainly attributable to efforts in improving bandwidth utilization.

Sales and marketing expenses for the second quarter 2016 were RMB24.4 million (US$3.7 million), or 9.3% of net revenues, a 2.9% increase over the previous quarter and a 4.4% decrease from the corresponding period in 2015. The decrease in sales and marketing expenses in the second quarter of 2016, compared with that of the same period last year was primarily attributable to cost control measures.

General and administrative expenses for the second quarter 2016 were RMB65.0 million (US$9.8 million), or 24.9% of net revenues, a 25.7% decrease from the previous quarter and a 19.3% increase from the corresponding period in 2015. The decrease in general and administrative expenses in the second quarter of 2016 compared with that of the first quarter of 2016 was primarily attributable to a decrease in share-based compensation expenses.

Research and development (R&D) expenses for the second quarter 2016 were RMB26.9 million (US$4.1 million), or 10.3% of net revenues, a 3.6% decrease from the previous quarter and a 0.4% increase from the corresponding period in 2015.

Adjusted EBITDA (non-GAAP), defined as EBITDA excluding share-based compensation expenses and foreign exchange gain (loss), was a loss of RMB55.4 million (US$8.3 million) for the second quarter 2016. Adjusted EBITDA (non-GAAP) was a loss of RMB56.9 million in the previous quarter and RMB41.8 million in the corresponding period in 2015.

Operating loss was RMB119.2 million (US$17.9 million) in the second quarter 2016, compared with an operating loss of RMB147.2 million in the previous quarter and an operating loss of RMB10.0 million in the corresponding period in 2015. Non-GAAP operating loss, which excludes share-based compensation expenses, was RMB95.7 million (US$14.4 million) for the second quarter 2016, compared with a non-GAAP operating loss of RMB97.0 million in the previous quarter and a non-GAAP operating income of RMB1.5 million in the corresponding period in 2015.

Income tax benefit was RMB4.8 million (US$0.7 million) in the second quarter 2016, compared with income tax benefit of RMB12.4 million in the previous quarter and income tax benefit of RMB3.0 million in the corresponding period in 2015.

Net loss was RMB108.9 million (US$16.4 million) in the second quarter 2016, compared with a net loss of RMB138.5 million in the previous quarter, and a net loss of RMB7.3 million in the corresponding period in 2015. Net loss per basic and diluted American depositary share (“ADS”) for the second quarter 2016 was RMB4.31 (US$0.65) each. Each ADS represents 16 ordinary shares of the Company.

Adjusted net loss (non-GAAP), defined as net loss before share-based compensation expenses and foreign exchange gain (loss), was RMB91.4 million (US$13.8 million) in the second quarter 2016, compared with adjusted net loss (non-GAAP) of RMB87.5 million in the previous quarter and adjusted net income (non-GAAP) of RMB4.0 million in the corresponding period in 2015. Non-GAAP net loss per basic and diluted ADS for the second quarter 2016 was RMB3.62 (US$0.55) each.

Balance Sheet

As of June 30, 2016, the Company had cash and cash equivalents of RMB367.8 million (US$55.3 million), compared with RMB606.8 million as of December 31, 2015. Capital expenditures for the second quarter 2016 were RMB27.7 million (US$4.2 million).

2016 Full Year Guidance

ChinaCache currently expects to generate total net revenues in the range of RMB1.04 billion to RMB1.10 billion for the full year of 2016.

This forecast reflects ChinaCache’s current view, which is subject to change.

Subsequent Event

On July 1, 2016, the Company announced that Ms. Jing An, Chief Financial Officer, resigned from the Company to pursue other opportunities and will remain as a consultant to the Company. Mr. Naijiang Zhou, the Company’s senior vice president of corporate strategy and investment, assumed the role of interim Chief Financial Officer.

Conference Call Information

The Company has scheduled a conference call to discuss these results at 8:00 PM Eastern time on August 18, 2016, which corresponds to 8:00 AM Beijing time on August 19, 2016.

The dial-in details for the live conference call are as follows:

•                  U.S. dial-in number: +1 (845) 675-0438

•                  Hong Kong dial-in number: +852 3018-6776

•                  International dial-in number: +65 6713-5440

•                  China dial-in number: 400-1200-654

•                  Conference ID: 65818965

A live audio webcast of the call can be accessed by visiting ChinaCache’s Investor Relations website at ir.chinacache.com. A replay of the conference call will also be available approximately two hours after the conclusion of the live call until August 25, 2016 by dialing:

•                  U.S. dial-in number: +1 (855) 452-5696

•                  International dial-in number: +61 (2) 9003-4211

•                  China dial-in number: 400-632-2162

•                  Conference ID: 65818965

About ChinaCache International Holdings Ltd.

ChinaCache International Holdings Ltd. (Nasdaq: CCIH) is the leading total solutions provider of Internet content and application delivery services in China. As a carrier-neutral service provider, ChinaCache’s network in China is interconnected with networks operated by all telecom carriers, major non-carriers and local Internet service providers. With more than a decade of experience in developing solutions tailored to China’s complex Internet infrastructure, ChinaCache is a partner of choice for businesses, government agencies and other enterprises to enhance the reliability and scalability of online services and applications and improve end-user experience. For more information on ChinaCache, please visit ir.chinacache.com.

Use of Non-GAAP Financial Measures

In evaluating its business, ChinaCache considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as supplemental measures to review and assess its operating performance: non-GAAP gross profit, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP research and development expenses, non-GAAP operating income (loss), adjusted net income (loss) (non-GAAP), EBITDA and adjusted EBITDA (non-GAAP). The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP to GAAP Financial Measures” set forth at the end of this press release.

To present non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses and non-GAAP research and development expenses, the Company excludes share-based compensation expense.

To present non-GAAP gross profit (loss), the Company excludes share-based compensation expense.

To present non-GAAP operating income (loss), the Company excludes share-based compensation expense.

The Company defines adjusted net income (loss) as net income (loss) before share-based compensation expense and foreign exchange gain (loss).

The Company uses EBITDA to assist in reconciliation to adjusted EBITDA. The Company defines EBITDA as net income (loss) before interest expense, interest income, income tax expense and depreciation and amortization. The Company defines adjusted EBITDA as EBITDA before share-based compensation expense and foreign exchange gain (loss) that the Company does not consider reflective of its ongoing operations. The Company believes that the use of adjusted EBITDA facilitates investors’ use of operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in items such as capital structure (affecting relative interest expense and share-based compensation expense), the book amortization of intangibles (affecting relative amortization expense), the age and book value of facilities and equipment (affecting relative depreciation expense) and other non-cash expenses. The Company also presents adjusted EBITDA because it believes it is frequently used by securities analysts, investors and other interested parties as a measure of the financial performance of companies in its industry.

Those non-GAAP financial measures are not defined under U.S. GAAP and are not measures presented in accordance with U.S. GAAP. Those non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net income or other consolidated income statement data prepared in accordance with U.S. GAAP. Some of these limitations include, but are not limited to:

•                       Adjusted net income, EBITDA and adjusted EBITDA do not reflect the Company’s cash expenditures or future requirements for capital expenditures or contractual commitments;

•                       They do not reflect changes in, or cash requirements for, the Company’s working capital needs;

•                       They do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on the Company’s debt;

•                       They do not reflect income taxes or the cash requirements for any tax payments;

•                       Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and adjusted net income, EBITDA and adjusted EBITDA do not reflect any cash requirements for such replacements;

•                       While share-based compensation is a component of cost of revenues and operating expenses, the impact on the Company’s financial statements compared to other companies can vary significantly due to such factors as assumed life of the options and assumed volatility of the Company’s ordinary shares; and

•                       Other companies may calculate adjusted net income, EBITDA and adjusted EBITDA differently than the Company does, limiting their usefulness as comparative measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are based on the effective exchange rate of 6.6459 as of June 30, 2016.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook of the Company and quotations from management in this announcement, as well as ChinaCache’s strategic and operational plans, contain forward-looking statements. ChinaCache may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company’s expectations regarding keeping and strengthening its relationships with its customers, and the general economic and business conditions in the regions where the Company provides its solutions and services. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and ChinaCache undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

Investor Relations Department

ChinaCache International Holdings

Tel: +86 (10) 6408 5307

Email: ir@chinacache.com

Mr. Ross Warner

The Piacente Group | Investor Relations

Tel: +86 (10) 6535 0149

Email: chinacache@tpg-ir.com

Ms. Brandi Piacente

The Piacente Group | Investor Relations

Tel: +1 212 481 2050

Email: chinacache@tpg-ir.com

Condensed Consolidated Balance Sheets

(amounts in thousands)

	As of Dec 31	As of Jun 30	As of Jun 30
	2015	2016	2016
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	606,796	367,780	55,339
Accounts receivable, net	243,431	203,005	30,546
Prepaid expenses and other current assets	31,560	30,349	4,566
Short term investments	26,169	76,792	11,555
Deferred tax assets	17,923	18,420	2,772
Amount due from a subsidiary held for sale	435	446	67
Assets held for sale	1,060,543	1,014,937	152,716
Total current assets	1,986,857	1,711,729	257,561

Non-current assets
Property and equipment, net	499,946	443,005	66,658
Intangible assets, net	10,898	9,461	1,424
Long term investments	50,157	50,633	7,619
Deferred tax assets	11,368	22,574	3,397
Long term deposits and other non-current assets	59,390	63,163	9,504
Total non-current assets	631,759	588,836	88,602

Total Assets	2,618,616	2,300,565	346,163

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	205,593	304,618	45,835
Accrued employee benefits	44,690	50,863	7,653
Accrued expenses and other payables	76,409	54,578	8,212
Income tax payable	13,513	14,554	2,190
Liabilities for uncertain tax positions	11,337	11,337	1,706
Amounts due to related parties	18	19	3
Current portion of long term loan	7,180	7,180	1,080
Current portion of capital lease obligations	70,615	78,100	11,752
Deferred government grant	16,360	13,000	1,956
Amount due to a subsidiary held for sale	319,536	173,751	26,144
Liabilities held for sale	1,014,449	984,947	148,204
Total current liabilities	1,779,700	1,692,947	254,735

Non-current liabilities

Long-term loan	4,340	750	113
Non-current portion of capital lease obligations	104,450	77,116	11,604
Deferred government grant	8,439	14,409	2,168
Total non-current liabilities	117,229	92,275	13,885

Total Liabilities	1,896,929	1,785,222	268,620

Total Shareholders’ equity	721,687	515,343	77,543

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,618,616	2,300,565	346,163

Condensed Consolidated Statements of Comprehensive Income

(amounts in thousands, except for number of shares, per share and per ADS data)

	For the Three Months Ended
	Jun 30, 2015	Mar 31, 2016	Jun 30, 2016	Jun 30, 2016
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net revenues	353,344	267,777	261,503	39,348
Cost of revenues	(256,524)	(281,374)	(265,376)	(39,931)

Gross profit (loss)	96,820	(13,597)	(3,873)	(583)
Other operating income	—	5,581	1,010	152
Sales & marketing expenses	(25,526)	(23,725)	(24,402)	(3,672)
General & administrative expenses	(54,511)	(87,515)	(65,036)	(9,786)
Research & development expenses	(26,819)	(27,948)	(26,931)	(4,052)

Operating loss	(10,036)	(147,204)	(119,232)	(17,941)
Interest income	1,153	420	2,361	355
Interest expense	(3,322)	(3,406)	(3,218)	(484)
Other income (expense)	1,718	(4)	432	65
Foreign exchange gain (loss), net	188	(752)	6,031	907

Loss before income taxes	(10,299)	(150,946)	(113,626)	(17,098)
Income tax benefit	2,953	12,416	4,776	719

Net loss	(7,346)	(138,530)	(108,850)	(16,379)

Net loss attributable to the noncontrolling interest	—	(70)	(91)	(14)

Net loss attributable to the Company’s shareholders	(7,346)	(138,460)	(108,759)	(16,365)

Foreign currency translation	(148)	(44)	422	63
Unrealized holding gain on available-for-sale investments	212	429	190	29

Total other comprehensive income, net of tax	64	385	612	92

Comprehensive loss	(7,282)	(138,145)	(108,238)	(16,287)

Comprehensive loss attributable to the noncontrolling interest	—	(70)	(91)	(14)

Comprehensive loss attributable to the Company’s shareholders	(7,282)	(138,075)	(108,147)	(16,273)

Loss per ordinary share:
Basic	(0.02)	(0.35)	(0.27)	(0.04)
Diluted	(0.02)	(0.35)	(0.27)	(0.04)

Loss per ADS*:
Basic	(0.28)	(5.60)	(4.31)	(0.65)
Diluted	(0.28)	(5.60)	(4.31)	(0.65)

Weighted average number of ordinary shares used in earnings per share computation:
Basic	419,437,177	395,349,144	403,422,017	403,422,017
Diluted	419,437,177	395,349,144	403,422,017	403,422,017

*      Note1:1 ADS = 16 shares

Supplementary Metrics - Reconciliations of Non-GAAP to GAAP Financial Measures

(amounts in thousands, except for percentages, number of shares, per share and per ADS data)

(Unaudited)

	For the Three Months Ended
	Jun 30, 2015	Mar 31, 2016	Jun 30, 2016	Jun 30, 2016
	RMB	RMB	RMB	US$
Adjusted EBITDA — defined as EBITDA before share-based compensation expense and foreign exchange loss (gain)

Net loss	(7,346)	(138,530)	(108,850)	(16,379)
Depreciation	37,737	39,338	39,144	5,890
Amortization	817	718	796	120
Interest expense	3,322	3,406	3,218	484
Interest income	(1,153)	(420)	(2,361)	(355)
Income tax benefit	(2,953)	(12,416)	(4,776)	(719)
Share-based compensation	11,569	50,247	23,492	3,535
Foreign exchange (gain) loss	(188)	752	(6,031)	(907)
Adjusted EBITDA	41,805	(56,905)	(55,368)	(8,331)
Margin%	11.8%	(21.3)%	(21.2)%	(21.2)%

Adjusted net income (loss)—defined as net loss before share-based compensation and foreign exchange gain (loss)

Net loss	(7,346)	(138,530)	(108,850)	(16,379)
Share-based compensation	11,569	50,247	23,492	3,535
Foreign exchange gain (loss)	(188)	752	(6,031)	(907)
Adjusted net income (loss)	4,035	(87,531)	(91,389)	(13,751)
Margin%	1.1%	(32.7)%	(34.9)%	(34.9)%
Earnings (loss) per ordinary share:
Basic	0.01	(0.22)	(0.23)	(0.03)
Diluted	0.01	(0.22)	(0.23)	(0.03)
Earnings (loss) per ADS:
Basic	0.15	(3.54)	(3.62)	(0.55)
Diluted	0.15	(3.54)	(3.62)	(0.55)

Non-GAAP gross profit (loss) — defined as gross profit before share-based compensation expense

Gross profit (loss)	96,820	(13,597)	(3,873)	(583)
Plus: Share-based compensation	999	2,833	2,127	320
Non-GAAP gross profit (loss)	97,819	(10,764)	(1,746)	(263)
Margin%	27.7%	(4.0)%	(0.7)%	(0.7)%

Non-GAAP operating expense — defined as operating expense before share-based compensation expense

Sales & marketing expenses	25,526	23,725	24,402	3,672
Minus: Share-based compensation	(824)	(1,543)	(1,334)	(201)
Non-GAAP sales & marketing expenses	24,702	22,182	23,068	3,471
% of net revenues	7.0%	8.3%	8.8%	8.8%

General & administrative expenses	54,511	87,515	65,036	9,786
Minus: Share-based compensation	(8,933)	(43,936)	(18,601)	(2,799)
Non-GAAP general & administrative expenses	45,578	43,579	46,435	6,987
% of net revenues	12.9%	16.3%	17.8%	17.8%

Research & development expenses	26,819	27,948	26,931	4,052
Minus: Share-based compensation	(813)	(1,935)	(1,430)	(215)
Non-GAAP research & development expenses	26,006	26,013	25,501	3,837
% of net revenues	7.4%	9.7%	9.8%	9.8%

Non-GAAP operating loss — defined as GAAP operating loss before share-based compensation expense

Operating loss	(10,036)	(147,204)	(119,232)	(17,941)
Plus: Share-based compensation	11,569	50,247	23,492	3,535
Non-GAAP operating profit (loss)	1,533	(96,957)	(95,740)	(14,406)
Margin%	0.4%	(36.2)%	(36.6)%	(36.6)%